Exhibit 21.1
SUBSIDIARIES

Entity	State or other Jurisdiction of Incorporation or Organization
Agios Securities Corporation	Massachusetts
Agios Limited	Bermuda
Agios International Sarl (GmbH)	Switzerland
Agios Netherlands B.V.	The Netherlands
Agios Germany GmbH	Germany
Agios Italy S.R.L.	Italy
Agios France SARL	France